Exhibit 99.5

OCEANAGOLD CORPORATION
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

OceanaGold Corporation
Condensed Interim Consolidated Statements of Financial Position
(in millions of United States dollars - unaudited)

	Notes	March 31 2025	December 31 2024
ASSETS

Current assets
Cash and cash equivalents		$227.6	$193.5
Trade and other receivables	5	14.7	13.7
Inventories	6	219.2	239.5
Prepayments		24.4	18.6
Total current assets		485.9	465.3

Non-current assets
Trade and other receivables	5	48.9	44.1
Inventories	6	127.3	111.0
Deferred tax assets		20.8	39.0
Mineral properties, plant and equipment	7	1,904.1	1,829.7
Total non-current assets		2,101.1	2,023.8
TOTAL ASSETS		$2,587.0	$2,489.1

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade and other payables		$216.4	$198.7
Employee benefits		33.7	28.7
Current tax liabilities		49.4	47.9
Lease liabilities		26.3	28.1
Debt	8	–	1.6
Derivative hedges		0.5	0.9
Asset retirement obligations		2.6	2.9
Total current liabilities		328.9	308.8

Non-current liabilities
Employee benefits		10.5	15.1
Deferred tax liabilities		35.3	33.6
Lease liabilities		34.9	41.9
Asset retirement obligations		169.7	163.2
Total non-current liabilities		250.4	253.8
TOTAL LIABILITIES		579.3	562.6

SHAREHOLDERS' EQUITY
Share capital	9	1,204.8	1,219.5
Retained earnings		704.3	611.6
Contributed surplus		62.0	64.8
Other reserves		(66.8)	(75.9)
TOTAL SHAREHOLDERS' EQUITY		1,904.3	1,820.0
Non-controlling interest	11	103.4	106.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$2,587.0	$2,489.1

On behalf of the Board of Directors:

/s/ Paul Benson	/s/ Sandra M. Dodds
Paul Benson	Sandra M. Dodds
Director	Director
May 7, 2025	May 7, 2025

The accompanying notes to the Condensed Interim Consolidated Financial Statements are an integral part of these financial statements. OceanaGold Corporation	1

OceanaGold Corporation
Condensed Interim Consolidated Statements of Income (Loss)
(in millions of United States dollars, except per share data - unaudited)

		Three months ended March 31
	Notes	2025	2024

Revenue	12	$359.9	$270.3

Cost of sales, excluding depreciation and amortization		(142.9)	(160.7)
Depreciation and amortization		(53.7)	(64.8)
General and administration		(10.6)	(15.5)
Indirect taxes		(4.8)	(5.6)
Additional Government Share	13	(7.5)	(9.3)
Operating profit		140.4	14.4

Other (expense) income
Foreign exchange loss		(0.8)	(6.3)
Interest expense and finance costs	8	(3.3)	(5.6)
Interest income		1.5	0.2
Restructuring expense		–	(1.5)
Other (expense) income		(1.3)	0.5
Profit before income tax		136.5	1.7
Income tax expense		(35.3)	(7.0)
Net profit (loss)		$101.2	$(5.3)

Attributable to:
Non-controlling interest	11	$1.5	$–
Equity holders of the Company		$99.7	$(5.3)

Earnings (loss) per share attributable to shareholders of the Company
Basic	14	$0.14	$(0.01)
Diluted	14	$0.14	$(0.01)

Weighted average number of common shares outstanding:
(in millions)
Basic		701.3	708.5
Diluted		714.9	708.5

The accompanying notes to the Condensed Interim Consolidated Financial Statements are an integral part of these financial statements. OceanaGold Corporation	2

OceanaGold Corporation
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(in millions of United States dollars, except per share data - unaudited)

		Three months ended March 31
	Notes	2025	2024

Net profit (loss)	12	$101.2	$(5.3)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Currency translation gain (loss)		$8.0	$(17.3)
Gain on fair value of derivative hedges		0.4	1.1
Items that will not be reclassified to profit or loss
Gain on sale of investments		0.7	–
Other comprehensive income (loss), net of tax		9.1	(16.2)
Total comprehensive income (loss)		$110.3	$(21.5)

Total comprehensive income (loss) attributable to:
Non-controlling interests	11	1.5	–
Equity holders of the Company		108.8	(21.5)

The accompanying notes to the Condensed Interim Consolidated Financial Statements are an integral part of these financial statements. OceanaGold Corporation	3

OceanaGold Corporation
Condensed Interim Consolidated Statements of Cash Flows
(in millions of United States dollars - unaudited)

		Three months ended March 31
	Notes	2025	2024
Operating activities
Net profit (loss)		$101.2	$(5.3)
Items not affecting cash
Depreciation and amortization expense		53.7	64.8
Stock-based compensation expense		6.5	4.9
Unrealized foreign exchange (gain) loss		(1.6)	6.3
Non-cash finance costs		1.7	0.1
Income tax expense		35.3	7.0
Changes in working capital	15	(25.2)	(2.5)
Net cash provided by operating activities		171.6	75.3

Investing activities
Payment for property, plant and equipment		(15.6)	(8.2)
Payment for mining assets: exploration and evaluation		(6.7)	(2.2)
Payment for mining assets: development		(63.4)	(22.6)
Payment for mining assets: in production		(18.3)	(40.5)
Proceeds from sale of assets		1.2	–
Net cash used in investing activities		(102.8)	(73.5)

Financing activities
Repayment of lease liabilities		(8.9)	(5.1)
Repayment of debt	8	(2.8)	(0.7)
Proceeds from debt	8	–	25.0
Share buybacks	9	(19.6)	–
Dividends paid to non-controlling interests	11	(4.6)	–
Net cash (used in) provided by financing activities		(35.9)	19.2

Effect of exchange rate changes on cash		1.2	(1.6)
Net increase in cash and cash equivalents		34.1	19.4
Cash and cash equivalents at the beginning of the period		193.5	61.7
Cash and cash equivalents at the end of the period		$227.6	$81.1
Supplemental cash flow information (Note 15).

The accompanying notes to the Condensed Interim Consolidated Financial Statements are an integral part of these financial statements. OceanaGold Corporation	4

OceanaGold Corporation
Condensed Interim Consolidated Statements of Changes in Equity
(in millions of United States dollars, except for per share data - unaudited)

	Shares (in millions)	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Non- controlling Interest	Total Equity
Balance at January 1, 2025	702.5	$1,219.5	$64.8	$(75.9)	$611.6	$106.5	$1,926.5
Comprehensive income for the period	–	–	–	9.1	99.7	1.5	110.3
Employee share rights:
Share-based payments	–	–	1.1	–	–	–	1.1
Exercise of rights	2.7	4.9	(3.9)	–	–	–	1.0
Share buybacks	(7.0)	(19.6)	–	–	–	–	(19.6)
Dividends declared	–	–	–	–	(7.0)	(4.6)	(11.6)
Balance at March 31, 2025	698.2	$1,204.8	$62.0	$(66.8)	$704.3	$103.4	$2,007.7

Balance at January 1, 2024	707.4	$1,236.2	$73.2	$(14.6)	$438.3	$–	$1,733.1
Comprehensive loss for the period	–	–	–	(16.2)	(5.3)	–	(21.5)
Employee share rights:
Share-based payments	–	–	6.4	–	–	–	6.4
Forfeiture of rights	–	–	(1.5)	–	–	–	(1.5)
Exercise of rights	3.8	7.3	(13.5)	–	–	–	(6.2)
Dividends declared	–	–	–	–	(7.0)	–	(7.0)
Balance at March 31, 2024	711.2	$1,243.5	$64.6	$(30.8)	$426.0	$–	$1,703.3

The accompanying notes to the Condensed Interim Consolidated Financial Statements are an integral part of these financial statements. OceanaGold Corporation	5

OceanaGold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months ended March 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated - unaudited)
1    NATURE OF OPERATIONS
OceanaGold Corporation (the “Company” or “OceanaGold”) is domiciled in British Columbia, Canada and the registered address of the Company is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada. The Company’s common shares trade under the symbol 'OGC' on the Toronto Stock Exchange (“TSX”) in Canada and under the symbol 'OCANF' on the OTCQX market in the United States.
The Company is engaged in the exploration, development and operation of gold and gold/copper mines. OceanaGold operates four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the 80%-owned Didipio Mine in the Philippines; and the wholly-owned Macraes and Waihi operations in New Zealand.
The unaudited condensed interim consolidated financial statements were approved by the Board of Directors on May 7, 2025.
2    BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), as applicable to the preparation of interim condensed consolidated financial statements including IAS 34. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.
3    ACCOUNTING POLICIES
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024. The Company’s interim results are not necessarily indicative of its results for a full year.
New IFRS accounting standards and pronouncements - not yet adopted
Amendments to IFRS 9: Financial Instruments and IFRS 7: Financial Instruments: Disclosures
In May 2024, the IASB issued amendments to update classification and measurement requirements in IFRS 9: Financial Instruments, and related disclosure requirements in IFRS 7: Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on our financial statements.
IFRS 18: Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18: Presentation and Disclosure of Financial Statements ("IFRS 18"), which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified.

OceanaGold Corporation	6

OceanaGold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months ended March 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated - unaudited)
The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements.
4    CRITICAL ESTIMATES AND JUDGEMENTS
The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Areas of estimation and judgement that have the most significant effect on the amounts recognized in the financial statements are disclosed in Note 4 of the Company's consolidated financial statements for the year ended December 31, 2024.
5    TRADE AND OTHER RECEIVABLES

	March 31 2025	December 31 2024
Trade receivables	$6.0	$5.2
Other receivables	57.6	52.6
Total trade and other receivables	$63.6	$57.8

Current	$14.7	$13.7
Non-Current	$48.9	$44.1
Other Receivables relate to various indirect tax receivables and deposits at banks in support of environmental bonds (Note 19).
6 INVENTORIES

	March 31 2025	December 31 2024
Ore	$205.0	$219.1
Gold in circuit	35.0	27.9
Gold on hand	1.6	1.5
Gold and copper concentrate	15.5	16.0
Maintenance stores	89.4	86.0
Total inventories	$346.5	$350.5

Current	$219.2	$239.5
Non-Current	$127.3	$111.0

OceanaGold Corporation	7

OceanaGold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months ended March 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated - unaudited)
7    MINERAL PROPERTIES, PLANT AND EQUIPMENT
The following table summarizes the net book value of mineral properties, plant and equipment as at March 31, 2025 and the changes during the period then ended:

	Mineral properties	Buildings, plant and equipment	Construction- in-progress	Land	Exploration and evaluation	Total
Net book value At January 1, 2025	$808.7	$684.7	$191.1	$57.1	$88.1	$1,829.7
Additions	18.2	16.5	62.5	–	5.3	102.5
Transfers	122.0	–	(117.7)	–	(4.3)	–
Disposals	–	(1.0)	–	–	–	(1.0)
Amortization	(18.1)	(23.3)	–	–	–	(41.4)
Change in rehabilitation provision	–	5.0	–	–	–	5.0
Foreign exchange movements	4.6	1.7	0.7	0.5	1.8	9.3
At March 31, 2025	$935.4	$683.6	$136.6	$57.6	$90.9	$1,904.1

Cost	$2,694.4	$1,782.7	$136.6	$57.6	$90.9	$4,762.2
Accumulated amortization and impairment	(1,759.0)	(1,099.1)	–	–	–	(2,858.1)
At March 31, 2025	$935.4	$683.6	$136.6	$57.6	$90.9	$1,904.1
Construction-in-progress mainly includes the underground operations and development projects at Didipio Mine in the Philippines, the Waihi North Project in New Zealand, and acid generating waste storage facility development and the tailings storage facility lift construction at the Haile Gold Mine in the United States.
8    DEBT
Revolving bank credit facility
The Company has a revolving bank credit facility (the "Facility") with seven international banks providing $200.0 million committed plus a $50.0 million uncommitted accordion. The Facility, entered into in December 2023 with a term of 4 years, is secured against present and future assets, property and undertakings and matures on December 31, 2027.
As at March 31, 2025, the Company was in full compliance with all covenant obligations and has $200.0 million (December 31, 2024: $200.0 million) available to the Company under the Facility.
Fleet facility
In 2020, the Company entered into a $10.0 million fleet facility arrangement for mining equipment financing, of which $9.7 million was drawn. At March 31, 2025 there was nil (December 31, 2024: $2.8 million) drawn as the Company repaid all amounts under the fleet facility during the period. There are no additional amounts available under the fleet facility.

OceanaGold Corporation	8

OceanaGold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months ended March 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated - unaudited)
9    SHARE CAPITAL
Authorized capital
The Company is authorized to issue an unlimited number of common shares with no par value.
Dividends
During the period ended March 31, 2025, the Company declared a dividend of $0.01 per common share paid on April 25, 2025 totaling $7.0 million to equity holders of the Company (period ended March 31, 2024: declared dividend of $0.01 per common share totaling $7.0 million).
On May 7, 2025, OceanaGold declared a dividend of $0.01 per common share.
Share buyback
In July 2024, the Company received approval from the TSX to buyback up to 35.5 million common shares, pursuant to a Normal Course Issuer Bid ("NCIB") in the open market through the facilities of the TSX or alternative Canadian trading systems over the next 12 months. During the three months ended March 31, 2025, the Company repurchased and cancelled 6,954,700 common shares for consideration of $19.6 million.
10    STOCK-BASED COMPENSATION
Performance share rights plan
The following table summarizes the outstanding rights granted under the performance share rights plan as at March 31, 2025 and December 31, 2024 and the changes during the periods then ended:

	March 31 2025 Units	December 31 2024 Units
At January 1	17,098,326	16,923,449
Granted	–	8,112,525
Forfeited	(114,255)	(2,062,396)
Exercised	(3,381,758)	(5,875,252)
At period end	13,602,313	17,098,326
Exercisable at period end	–	–
The performance share rights outstanding at March 31, 2025 had a weighted average remaining life of 1.5 years with no exercise price.
Performance share rights granted to designated participants may from time to time vest when the Company meets target milestones for the applicable performance period, in accordance with the vesting schedule established at the time of grant by the Board. There are two components to each performance share right: a performance condition based on the Company's performance relative to peers ("TSR") and a service condition. The performance condition weighting varies according to the designated participants’ job levels with vesting up to 200% of target for Executives. Upon vesting, the performance share rights are payable partly in shares and partly in cash in accordance with the plan. The Board has further discretion should they choose to exercise it.
In 2025, the 2022 performance rights vested at 156%. Settlement was partly in shares and partly in cash.
At March 31, 2025, the fair value of the cash settled portion of the outstanding unvested performance rights and corresponding liability of $13.0 million (December 31, 2024: $17.0 million) is recorded within employee benefits.

OceanaGold Corporation	9

OceanaGold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months ended March 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated - unaudited)
Deferred Unit Plan ("DUP")
The following table summarizes the outstanding deferred units granted under the deferred unit plan as at March 31, 2025 and December 31, 2024 and the changes during the periods then ended:

	March 31 2025 Units	December 31 2024 Units
At January 1	1,097,305	1,063,093
Granted	79,664	240,034
Exercised	–	(205,822)
At period end	1,176,969	1,097,305
Exercisable at period end	–	–
The fair value of the units granted under the DUP is calculated as the estimated future cash flow and it is remeasured at each reporting date and at the date of settlement. Any changes in fair value are recognized in the Condensed Interim Consolidated Statements of Income (Loss) with a corresponding increase or decrease in liability. At March 31, 2025, the fair value of the units and corresponding liability was $3.9 million (December 31, 2024: $3.0 million) at a share price of $3.34 (CAD$4.80).
11    NON-CONTROLLING INTEREST
On May 13, 2024, OGP, a wholly owned subsidiary of the Company, completed a secondary offering and public listing (the "Offering") of 20% of the outstanding common shares of OGP on the Philippines Stock Exchange ("PSE") for net proceeds of $95.1 million (gross proceeds of $106.0 million less listing costs of $10.9 million). OGP holds the Company's interest in the Didipio Mine and, pursuant to the terms of the renewed FTAA, was required to list at least 10% of its common shares on the PSE. Immediately prior to the Offering, the carrying amount of the net assets of OGP was $556.1 million, resulting in the recognition of a non-controlling interest ("NCI") of $111.2 million and offsetting decrease in the equity attributable to the shareholders of the Company.
For the three months ended March 31, 2025, there was $1.5 million of net profit and $4.6 million of dividends paid attributed to the NCI resulting in a closing NCI balance of $103.4 million at March 31, 2025.
The following is the summarized balance sheet and NCI of OGP as at March 31, 2025 and December 31, 2024:

	March 31 2025	December 31 2024
Current assets	$119.8	$127.5
Non-current assets	536.7	541.4
Total assets	656.5	668.9
Current liabilities	129.9	126.9
Non-current liabilities	9.5	9.4
Total liabilities	139.4	136.3
Net assets	$517.1	$532.6

Equity attributable to owners of the Company	$413.8	$426.1
Non-controlling interest	$103.4	$106.5
Non-controlling interest %	20%	20%

OceanaGold Corporation	10

OceanaGold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months ended March 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated - unaudited)
The following is the summarized income statement of OGP for the three months ended March 31, 2025 and 2024:

	Three months ended March 31
	2025	2024
Revenue	$79.3	$92.1
Expenses	(72.0)	(78.8)
Net profit	$7.3	$13.3

Profit attributable to shareholders of the Company	$5.8	$13.3
Profit attributable to non-controlling interests	$1.5	$–
Total net profit	$7.3	$13.3
12 REVENUE

	Three months ended March 31
	2025	2024
Gold bullion	$288.4	$197.0
Gold in concentrate[1]	39.0	47.3
Copper in concentrate[1]	29.9	27.3
Silver	5.4	2.6
	362.7	274.2
Less: Concentrate treatment, refining and selling costs	(2.8)	(3.9)
Total Revenue	$359.9	$270.3
1.All concentrate sales are generated by the Didipio mine.
13 ADDITIONAL GOVERNMENT SHARE AT DIDIPIO

	Three months ended March 31
	2025	2024
Gross mining revenue	$78.3	$90.5
Less: Allowable deductions	(41.8)	(45.0)
Less: Amortization deduction	(3.3)	(3.3)
Net Revenue per the FTAA	$33.2	$42.2
Entitlement share	60%	60%
Total Government Share (60% of Net Revenue per the FTAA)	$19.9	$25.3
Deduct: Free-carried interest	(1.8)	—
Deduct: Production taxes	(5.3)	(6.7)
Deduct: Income tax	(5.3)	(9.3)
Additional Government Share	$7.5	$9.3
Under the FTAA, “Net Revenue” is the gross mining revenues derived from operations, less allowable deductions and an amortization deduction.
Allowable Deductions under the FTAA include expenses attributed to exploration, development and production which includes, expenses relating to mining, processing, exploration, capitalised pre-stripping, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.

OceanaGold Corporation	11

OceanaGold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months ended March 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated - unaudited)
All taxes and fees paid to the Philippines Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes as well as amounts accrued under the free-carried interest, are deducted from the Government’s 60% share of Net Revenue to arrive at any Additional Government Share payable.
The Additional Government Share accrued for the period ended March 31, 2025 of $7.5 million (March 31, 2024: $9.3 million) is recorded within trade and other payables. The Company made an Additional Government Share payment of $8.1 million in April 2025 related to 2024 amounts accrued at December 31, 2024.
14 EARNINGS (LOSS) PER SHARE

	Three months ended March 31
	2025	2024
Net profit (loss) attributable to shareholders of the Company	$99.7	$(5.3)

Basic weighted average number of shares (in millions)	701.3	708.5
Effect of dilutive securities:
Performance share rights	13.6	–
Diluted weighted average number of shares (in millions)	714.9	708.5

Earnings (loss) per share attributable to shareholders of the Company:
Basic	$0.14	$(0.01)
Diluted	$0.14	$(0.01)
15 SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31
	2025	2024
Changes in working capital
Increase in trade and other receivables	$(5.4)	$(3.1)
Increase in prepayments	(7.1)	(0.8)
(Increase) decrease in inventories	(11.5)	19.0
Increase (decrease) in trade and other payables	15.0	(12.0)
Decrease in taxes payable	(15.0)	(6.0)
(Decrease) increase in other working capital[1]	(1.2)	0.4
Changes in working capital	$(25.2)	$(2.5)

Other significant cash transactions
Cash taxes paid	$(15.0)	$(6.0)
Cash interest paid	$–	$(5.2)
Cash interest received	$1.5	$0.2
1Includes changes in employees benefits and other working capital.

OceanaGold Corporation	12

OceanaGold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months ended March 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated - unaudited)
16    SEGMENT INFORMATION
Operating results of operating segments are reviewed by the Company’s chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Previously, operating segments were based on the jurisdictions of the Company's operations. To align with how the CODM reviews results and makes decisions about resources, Management updated the reportable operating segments to its four operating mines for the year ended December 31, 2024. The prior year has been adjusted to reflect the change in operating segments. The Company’s general corporate administration costs are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. Significant information relating to the Company's reporting operating segments is as follows:

Quarter ended March 31, 2025	Haile	Didipio	Macraes	Waihi	Corporate and other	Total
Revenue	$165.2	$79.3	$66.8	$48.6	$–	$359.9
Cost of sales, excluding depreciation and amortization	(43.9)	(39.9)	(33.3)	(25.8)	–	(142.9)
Indirect taxes	–	(4.8)	–	–	–	(4.8)
General and administration	–	(0.2)	–	–	(10.4)	(10.6)
Additional Government Share	–	(7.5)	–	–	–	(7.5)
Depreciation and amortization	(28.9)	(10.6)	(7.6)	(6.3)	(0.3)	(53.7)
Segment operating profit (loss)	$92.4	$16.3	$25.9	$16.5	$(10.7)	$140.4
Interest expense and finance costs						(3.3)
Interest income						1.5
Foreign exchange loss						(0.8)
Other expense						(1.3)
Income tax expense						(35.3)
Net income						$101.2

Capital expenditures	$60.4	$5.4	$20.0	$16.4	$0.2	$102.4
Total assets	$1,092.5	$654.5	$337.4	$352.2	$150.4	$2,587.0

Quarter ended March 31, 2024	Haile	Didipio	Macraes	Waihi	Corporate and other	Total
Revenue	$86.9	$92.1	$65.9	$25.4	$–	$270.3
Cost of sales, excluding depreciation and amortization	(65.4)	(42.3)	(32.9)	(20.1)	–	(160.7)
Indirect taxes	–	(5.6)		–	–	(5.6)
General and administration	–	–		–	(15.5)	(15.5)
Additional Government Share	–	(9.3)		–	–	(9.3)
Depreciation and amortization	(34.7)	(12.6)	(12.3)	(4.9)	(0.3)	(64.8)
Segment operating profit (loss)	$(13.2)	$22.3	$20.7	$0.4	$(15.8)	$14.4
Interest expense and finance costs						(5.6)
Interest income						0.2
Foreign exchange loss						(6.3)
Restructuring expense						(1.5)
Other income						0.5
Income tax expense						(7.0)
Net income						$(5.3)

Capital expenditures	$30.8	$9.2	$27.3	$14.4	$0.2	$81.9
Total assets	$1,046.1	$690.6	$307.1	$321.4	$65.4	$2,430.6

OceanaGold Corporation	13

OceanaGold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months ended March 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated - unaudited)
17    COMMITMENTS
Capital commitments
The Company has certain capital commitments principally relating to the purchase or lease of property, plant and equipment at Macraes, Waihi and Haile, and the development of mining assets at Macraes, Waihi and Didipio.
The following table summarizes the capital commitments contracted for but not provided for as at March 31, 2025 and December 31, 2024:

	March 31 2025	December 31 2024
Purchase of property, plant and equipment	$8.7	$6.8
Development of mining assets	11.8	4.6
Leases not yet commenced	4.5	–
	$25.0	$11.4
18    RELATED PARTIES
There were no significant related party transactions during the period in addition to key management compensation which will be reported in our consolidated financial statements for the year ended December 31, 2025.
19    CONTINGENCIES
(a)A subsidiary of the Company is party to an addendum agreement with a syndicate of original claim owners, led by the late Mr. J. Gonzales Sr. (the "Gonzales Group"), in respect of a portion of the FTAA area for the Didipio Mine (the “Addendum Agreement”), and such parties are involved in an arbitration proceeding with respect to the Addendum Agreement (the “Arbitration”). The Arbitration commenced in 2000 but is presently suspended due to the Liggayu dispute (discussed below) and the irrevocable resignation of the arbitrator.
In a complaint dated July 4, 2008 before the Philippines Regional Trial Court, a third-party, Mr. Liggayu, disputed the terms of the Addendum Agreement and the rights of the Gonzales Group to claim an interest in the Didipio Mine. Mr. Liggayu alleged that he is the true and beneficial owner and real-party-in-interest of the Didipio mining claims, and sought to enjoin the Company from making any payments to, or in dealing with, the Gonzales Group, and instead to recognize his rights.
In a decision dated March 11, 2025, the Regional Trial Court declared that Mr. Liggayu and the heirs of Mr. Gonzales Sr. are partners on a 50-50 basis, to all the rights, participation and interests, as claimowners of the Didipio mining claims in the name of Mr. Gonzales Sr., beginning January 2007 onwards. It further declared that the rights and entitlements of Mr. Liggayu cannot be directly enforced by him against OceanaGold in the existing agreements, specifically the FTAA, which Mr. Liggayu can internally claim and enforce only against the heirs of Mr. Gonzales, and vice versa. On April 2, 2025, Mr. Liggayu moved for partial reconsideration of this decision, claiming that, among others, he is the true and lawful owner of the Didipio mining claims and his rights and entitlements should be directly enforceable by him against OceanaGold. On April 7, 2025, the Gonzales Group filed an opposition to Mr. Liggayu’s partial motion for reconsideration. The Company’s subsidiary also opposed the partial motion for reconsideration, specifically with respect to the enforceability of the rights and entitlements of Mr. Ligayyu against OceanaGold.
The Company believes there is no near-term impact on its business or operations as the decision does not require payment of money by OceanaGold and the Arbitration proceeding is yet to be resolved.
As of March 31, 2025, the Liggayu dispute is still pending before the Regional Trial Court, and the Company has accrued $71.4 million ($63.3 million of royalties and $8.1 million related to free-carried interest) pertaining to such claim.
(b)The Department of Environment and Natural Resources ("DENR"), along with a number of mining companies (including the Company), are parties to a case that began in 2008 whereby a group of NGOs and individuals challenged the constitutionality of the Philippine Mining Act (the “Mining Act”), the FTAAs and Mineral Production Sharing Agreements in the Supreme Court of the Philippines. The petitioners initiated the

OceanaGold Corporation	14

OceanaGold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months ended March 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated - unaudited)
challenge despite the fact that the Supreme Court had upheld the constitutional validity of both the Mining Act and the FTAAs in an earlier landmark case in 2005. In early 2013, the Supreme Court requested the parties to participate in oral debates on the matter. The case is still pending with the Supreme Court for a decision.
Notwithstanding the fact that the Supreme Court has previously upheld the constitutionality of the Mining Act and FTAAs, the Company is mindful that litigation is an inherently uncertain process and the outcome of the case may adversely affect the operation and financial position of the Company.
(c)The Company has contingent liabilities under certain contracts, guarantees and other agreements arising in the ordinary course of business on which no loss is anticipated. Bonds have been issued in favour of various New Zealand authorities (Minister for Land Information, Hauraki District Council, Waikato Regional Council and Department of Conservation) as a condition for the grant of water rights and/or resource consents, and rights of access for exploration and Martha mining that amount to $40.9 million (December 31, 2024: $40.3 million).
The Group has also issued bonds in favour of Otago Regional Council, Dunedin City Council, Waitaki District Council, West Coast Regional Council, Buller District Council and Department of Conservation in New Zealand as a condition for the grant of water rights and/or resource consents, and rights of access for the Macraes Gold Mine and the former Globe Progress Mine at the Reefton Restoration Project which amount to approximately $40.4 million (December 31, 2024: $39.8 million). Cash payments on bonds issued to New Zealand authorities would only be paid if the Company did not meet its obligations.
(d)The mine operating permit at Haile which became final and effective during the first quarter 2015 included a schedule for estimated financial assurance of $65.0 million over the mine life consisting of $55.0 million in surety bonds or other mechanisms and $10.0 million in an interest-bearing cash trust. The Company's permit was modified and updated in December 2022 with the approval of the Company's Supplemental Environmental Impact Statement application and reclamation plan. The updated permit changed the total estimated financial assurance to $123.4 million, adjusted annually for inflation, over the mine life consisting of $103.4 million in surety bonds and a $20.0 million interest-bearing cash trust. The Company has satisfied its current financial assurance payment requirements by using a surety bond of $103.4 million and has paid $9.6 million in trust funding by March 31, 2025.
The remaining estimated financial assurance of $10.4 million will be paid over the life of the mine with estimated annual assurance payments of $1.8 million to occur from 2025 to 2028, $1.2 million in 2029, and $1.0 million from 2030 to 2031. The timing and amounts of these payments could change due to a number of factors, including changes in regulatory requirements, changes in scope and timing of closure activities. The State of South Carolina in the United States of America requires financial assurance for the estimated costs of mine reclamation and closure, including groundwater quality protection programs.
The surety bond and other financial assurance must be maintained in force continuously throughout the life of the mining operation and may only be released, partially or in full, after the State of South Carolina approves its release.
(e)A subsidiary of the Company, along with the Philippines Office of the Executive Secretary, the DENR and its Mines and Environment Bureaus, as well as several Local Government Units, are parties to a case filed in April 2024 by an NGO group and two individuals (the "Petitioners”). The Petitioners questioned the approval of the renewal of the FTAA for alleged failure to conduct prior consultation, and made generalized allegations about violations of the Environmental Compliance Certificate and human rights.
Subsequent to the filing of the petition, the Regional Trial Court of Nueva Vizcaya denied the Petitioners' application for a Temporary Environmental Protection Order against OceanaGold.
In a resolution dated April 2, 2025, the Regional Trial Court dismissed most of the issues raised by the Petitioners but decided that the issue of whether the Company’s subsidiary is currently engaged in open pit mining is a question of fact that should be decided at trial. Accordingly, a pre-trial is currently being scheduled.

OceanaGold Corporation	15